82-34639





AGENIX
AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

SEC#82-5258

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

9 April 2003



US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Tarun Raniga
Acting Chief Financial Officer & Company Secretary

Company Announcement

Agenix to expand distribution of Animal Health Products in USA and Europe

Monday 14 April 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX] today announced that its wholly-owned subsidiary, AGEN Biomedical Limited, will expand its distribution of animal health products in the USA and Europe and that the company is preparing to appoint new distributors in these two key markets.

AGEN has been working for a considerable time to identify and qualify suitable distributors, to enable the company to expand and grow these markets. "We expect to be able to announce new agreements with these partners within the next two months," said Dr Paul MacLeman, Vice President, AGEN Animal Health. "These distributors will have access to the majority of the US and European animal health markets, providing AGEN with a significant opportunity to grow this business."

AGEN will also now commence, or continue the development of new tests to address growing sections of the animal health market. These new products will add to the company's existing range of products and go to market through new distribution partners.

As part of the new plan, AGEN will terminate its current agreement with Synbiotics Corporation. Agenix renegotiated this agreement in October 2001, aiming to allow it more freedom to act in selecting the best available partner in each region. In the short term AGEN expects to continue to sell product through Synbiotics.

"Synbiotics has undergone significant changes of management and focus over recent years and has not been able to address this market to AGEN's satisfaction for some time," said Dr MacLeman. "We are keen to be able to address and service a far greater market than they are able to access."

AGEN will wind down sales of products to Synbiotics over the next two months. The company expects sales revenue to reduce by around $1 million for the remainder of this financial year.

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6314

Dr Paul MacLeman
Vice President
AGEN Animal Health
61 7 3370 6393

Agenix Limited [ASX:AGX] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

Company Announcement

Agenix Appoints New CFO

9 April 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX] today announced that it had appointed Mr Neil Leggett as Chief Financial Officer and Company Secretary.

Mr Leggett's most recent position was Chief Financial Officer of Orrcon Limited, a Brisbane-based manufacturer of steel tube, with 380 employees and a turnover of more than $150 million.

Mr Leggett is a Chartered Accountant, an Associate Fellow of Australian Institute of Management, a Fellow of the Chartered Institute of Secretaries and a Member of Institute of Internal Auditors. He holds a Master of Business Administration.

"Agenix is a company that has an exciting future ahead of it," Mr Leggett said: "Certainly, its blood-clot imaging technology, ThromboView®, has the potential to be a company-maker, because it could produce a breakthrough of international significance."

ThromboView®, which uses radiolabelled antibodies to locate blood clots in the body, is currently undergoing human trials at the Royal Brisbane Hospital.

"To my knowledge, very few listed biotechnology companies have such good prospects, with money in the bank and a profitable business. There are many companies with the technology but not the cash to take it forward."

Mr Leggett begins his appointment on May 1.

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX:AGX] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.